EXHIBIT 99.1

28 May 2012

Elan to Present at Jefferies 2012 Global Healthcare Conference

DUBLIN, May 28, 2012 (BUSINESS WIRE) -- Elan Corporation, plc (NYSE: ELN) announced today that it will present at the Jefferies 2012 Global Healthcare Conference on Monday, June 4th at 9:30am Eastern Daylight Time (EDT), 2:30pm British Summer Time (BST).

Interested parties may access a live audio webcast of the presentation by visiting the Investor Relations section of the Elan website at http://www.elan.com, then clicking on the event icon. Following the live webcast, an archived version of the presentation will be available at the same URL.

About Elan
Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

For further information:

Media
Niamh Lyons, + 353-1-709-4176
or
Investor Relations
Chris Burns, + 800-252-3526
or
David Marshall, + 353 -1-709-4444